UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to             .

Commission file number: 0-04957

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Educational Development Corporation Employee 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Educational Development Corporation

5402 South 122nd East Avenue

Tulsa, Oklahoma 74146

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

Table of Contents

Items 1-3		3

Item 4		3

	Report of Independent Registered Public Accounting Firm	4

	Financial Statements:
	Statements of Net Assets Available for Benefits as of February 28, 2019 and 2018	5
	Statement of Changes in Net Assets Available for Benefits for the Year Ended February 28, 2019	6
	Notes to Financial Statements	7

	Supplemental Schedules:
	Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended February 28, 2019	12
	Schedule H, Line 4i – Schedule of Assets (held at end of year) at February 28, 2019	13

Signature		14

Exhibits
	Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Other schedules required by section 2520.103-10 of the United States Department of Labor’s (“DOL”) Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), have been omitted because they are not applicable.

Items 1-3.

Not applicable.

Item 4.

The Educational Development Corporation Employee 401(k) Plan (the “Plan”) is subject to ERISA. Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of February 28, 2019 and 2018 and for the fiscal year ended February 28, 2019, together with the report of HoganTaylor LLP, independent register public accounting firm, are attached to this Annual Report on Form 11-K, and are by specific reference incorporated herein as filed as part hereof. The Financial Statements and the Notes thereto have been prepared in accordance with the financial reporting requirements of ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of Educational Development Corporation Employee 401(k) Plan

Educational Development Corporation Employee 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Educational Development Corporation Employee 401(k) Plan (the Plan) as of February 28, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended February 28, 2019, and the related notes to the financial statements (collectively, financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2019 and 2018, and the changes in net assets available for benefits for the year ended February 28, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedules of delinquent participant contributions and assets (held at end of year) as of and for the year ended February 28, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2018.

\s\ HOGANTAYLOR LLP

Tulsa, Oklahoma

August 27, 2019

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF FEBRUARY 28,

	2019	2018
ASSETS
Investments at fair value (Note 5):
Company common stock	$8,654,169	$10,171,502
Mutual funds	2,451,323	2,213,462
Net assets available for benefits	$11,105,492	$12,384,964

See accompanying notes to the financial statements.

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED FEBRUARY 28,

2019
INVESTMENT INCOME (LOSS):
Net depreciation in fair value of investments	$(1,761,489)
Dividends	266,695
Total investment loss	(1,494,794)

CONTRIBUTIONS:
Employee	291,000
Employer	132,463
Total contributions	423,463

DEDUCTIONS:
Distributions	(208,016)
Administrative expenses	(125)
Total deductions	(208,141)

Net decrease in net assets available for benefits	(1,279,472)
Net assets available for benefits, beginning of year	12,384,964
Net assets available for benefits, end of year	$11,105,492

See accompanying notes to the financial statements.

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS:

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Educational Development Corporation Employee 401(k) Plan (the “Plan”) are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Plan Year

The Plan’s year (“Plan Year”) is the same as Educational Development Corporation’s (the “Company” or “Employer”) fiscal year, which begins March 1st and ends February 28th (29th).

Investment Valuation and Income Recognition

Investments held by a defined contribution plan are required to be reported at fair value (See Note 5). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan's valuation policies utilizing information provided by Capital Bank and Trust Company and public market data.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the transaction date opening price or ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought, sold and held during the year.

Notes Receivable from Participants

The Plan document does not permit notes receivable from participants.

Payment of Benefits

Distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

The fair value of the Company stock accounted for 78% and 82% of the statements of net assets available for benefits for the years ended February 28, 2019 and 2018, respectively. The Company stock is thinly traded and the stock price has a history of being volatile. Share prices have increased and decreased significantly based on large share purchases and sales as well as on reported earnings performance and future growth expectations. Thus, the fair value at the time of sale or purchase may be affected by the number of shares sold or bought, and other market conditions.

NOTE 2—GENERAL DESCRIPTION AND OPERATION OF THE PLAN

General

The following description of the Plan provides only general information. Participants should refer to the Plan for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan, established for the benefit of the Company’s employees and is subject to the provisions of ERISA.

Investments in the Company’s common stock, par value $0.20 per share (the “Company stock”), are administered separately from the Plan’s mutual fund investments. The Company is the trustee and record keeper of the Company stock investments. The Company maintains the Company stock purchased under the Plan in a separate pooled account with the Company’s transfer agent. Capital Bank and Trust Company serves as the trustee and record keeper for the mutual fund investments. Thomas E. Cummins Consulting Actuary, Inc. (the “TPA”) serves as the Plan’s third-party administrator.

Eligibility

Employees become eligible to participate in the Plan after completing six months of service, as defined, and having reached the age of 21. Entry dates to the Plan are the first day of the first month of the Plan Year, or the first day of the seventh month of the Plan Year, after the eligibility requirements have been satisfied.

Vesting

Participants are vested immediately in their own contributions plus earnings thereon. Employer contributions vest after the participant has completed three years of continuous service with the Company. Participants automatically become 100% vested upon normal retirement (attainment of age 65), disability or death.

Contributions

Participants may elect to contribute a percentage of their pre-tax compensation, subject to certain limitations under the Internal Revenue Code (“IRC”). In addition, the Plan permits catch-up contributions by participants who have attained age 50. Participants may also contribute amounts representing distributions from other qualified plans. Participants may elect to have their contributions invested in any of the funds available for investment under the Plan or may elect to purchase Company stock.

The Employer, at its discretion, makes matching contributions to the Plan and has the ability to decide each year how much to make as a matching contribution. The matching contribution is determined as a percentage of salary deferrals the participating employees make during the Plan Year. For the 2019 Plan Year, the Employer made matching contributions equal to 50% of the first 15% of eligible compensation contributed by the participants through elective deferrals to the Plan. Employer matching contributions are based on the participants’ annual Plan compensation.

Additional amounts may be contributed by the Employer, at its discretion, under the Plan's profit sharing provisions. Employees must be employees at the end of the Plan year or must have worked 500 hours of service during the Plan year in order to be eligible for profit sharing contributions. Allocations of such profit sharing contributions are based on the proportion of each participant's compensation to the total of all participants' eligible compensation. No discretionary profit sharing contributions were made in 2019.

Investment Options

Both the Employer and participant contributions are directed solely through each participants election into investment alternatives offered by the Plan. The Plan’s investment alternatives as of February 28, 2019 include eleven mutual funds, eleven target date funds and the option to purchase Company stock. In 2002, the Company registered with the Security and Exchange Commission up to 1,000,000 shares of Company stock to be sold to participants in the Plan. Company stock purchased through the Plan is maintained in a pooled account with the Company’s transfer agent. In May of 2019, the Company registered with the Security and Exchange Commission an additional 200,000 shares of Company stock to be sold to participants in the Plan. Participants may transfer amounts attributable to participant or Employer contributions from one investment alternative to another on a daily basis, subject to compliance with applicable trading policies of the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and Employer discretionary matching contributions, as well as an allocation of Employer profit sharing contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Distributions

Participants may take in-service distributions of vested amounts from their accounts if they:

•	Attain the age of 59 ½, and

•	The participant has been a participant in the Plan for at least five years.

Hardship distributions are not permitted under the Plan.

Participant vested amounts are eligible to receive a lump-sum payment upon retirement, death or other termination of employment.

All distributions are valued at the opening price of the day the request is received by the Company and may be subject to income tax upon receipt. Any non-vested Employer contributions are forfeited and applied to reduce future Employer contributions. As of February 28, 2019 and 2018, the Plan had forfeitures of $2,505 and $4,043, respectively.

Expenses

Expenses of administering the Plan are paid partly by the Company and partly by the participants. The payment of expenses associated with annual participant testing, annual forms preparation, along with the Plan audit and regulatory filing costs, are paid by the Company and excluded from these financial statements. The Company does not expect reimbursement from the Plan for these expenses. Certain administrative functions are performed by officers and employees of the Company. No officer or employee receives compensation from the Plan for these services. Expenses related to the asset management of the investment funds, recordkeeping and the independent fiduciary are paid from such funds which reduce the investment return reported and credited to participant accounts.

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

Subsequent Events

Effective March 1, 2019, the Plan was restated. The restated Plan document allows for Roth contributions and hardship withdrawals, subject to account balance limits and applicable laws. Further, effective March 1, 2019, all Plan assets were transferred to Reliance Trust Company and recordkeeping services were transferred to ADP Retirement Services.

NOTE 3—RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

Capital Bank and Trust Company maintains and manages certain investments of the Plan, for which the participants in the Plan are charged investment expenses.

The Plan also offers the opportunity to invest in Company stock. During the fiscal year ended February 28, 2019, the price per share of Company stock on the NASDAQ exchange ranged from $7.37 to $13.45. The closing price per share of Company stock was $8.05 at February 28, 2019 and $9.68 at February 28, 2018.

The TPA provides certain required plan testing and form preparation services. The Company bears the costs of these services performed by this provider.

These transactions qualify as party-in-interest transactions.

NOTE 4—TAX STATUS OF PLAN

The Company adopted a prototype non-standardized profit sharing plan with CODA (the “Prototype Plan”) sponsored by the TPA. The Internal Revenue Service (“IRS”) has determined and informed the Prototype Plan sponsor by a favorable opinion letter dated September 30, 2014, that the Prototype Plan is designed in accordance with applicable sections of the IRC. The Prototype Plan's opinion letter is being relied upon by the Plan. Although the Plan has been amended since receiving the opinion letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that as of February 28, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

NOTE 5—FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) for identical, unrestricted assets or liabilities in active markets.

•

Level 2 – Valuation is based upon quoted prices for identical or similar assets and liabilities in inactive markets, or inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation or other means, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Plan’s assets measured at fair value on a recurring basis are as follows:

	February 28, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$2,451,323	$—	$—	$2,451,323
Company stock	8,654,169	—	—	8,654,169
Total assets in the fair value hierarchy	$11,105,492	$—	$—	$11,105,492

	February 28, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$2,213,462	$—	$—	$2,213,462
Company stock	10,171,502	—	—	10,171,502
Total assets in the fair value hierarchy	$12,384,964	$—	$—	$12,384,964

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at February 28, 2019 and 2018.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Company stock: Valued at the closing price reported on the exchange on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 6—PROHIBITED TRANSACTIONS

During the 2019, 2018 and 2017 Plan years, the Company inadvertently failed to deposit $72,407, $34,288, and $30,129, respectively, of participant contributions within the required timeframe as stated by the DOL.  The DOL considers late deposits to be nonexempt prohibited transactions.  The Company is currently evaluating the corrective steps needed under the Voluntary Fiduciary Correction Program (“VFCP”) to correct this matter.

NOTE 7—CONTINGENCIES

The Plan is utilizing the IRS Voluntary Correction Plan (“VCP”) to correct the Plan documents previously filed with the IRS. The Company submitted a restated Plan document with the VCP application to the IRS on December 10, 2018, that changed certain options identified in the Plan Document to match the Company’s past practices. The Company has been operating as if these changes have been in place since the inception of the Plan. No correction is needed by the Company, unless the IRS determines corrective action is to be taken. As of the date of this report, no communication has been received in response to the filed VCP from the IRS.

SCHEDULE H, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended February 28, 2019

Employer Identification Number: 73-0750007, Plan Number: 001

		Total that constitute nonexempt prohibited transactions
Year Ended February 28,	Participant contributions transferred late to plan	Contributions not corrected	Contributions corrected outside of VFCP	Contributions pending correction in VFCP		Totally fully corrected under VFCP and PTE 2002-51

2017	$30,129	$-	$-	$30,129	(a)	$-
2018	34,288	-	-	34,288	(a)	-
2019	72,407	-	-	72,407	(a)	-

(a)	Certain participant contributions were not remitted timely for the years ended February 28, 2019, 2018 and 2017. The Company is currently evaluating the corrective steps needed under the Voluntary Fiduciary Correction Program (“VFCP”) to correct the delinquent contributions.

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

February 28, 2019

Employer Identification Number: 73-0750007, Plan Number: 001

(a)	(b)	(c)	(e)
	Identity of issue, borrower lessor or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Current value
	Common Stock
*	Educational Development Corporation	Common Stock	$8,654,169

	Mutual Funds
*	American Funds	Europacific Growth	45,436
*	American Funds	New Perspective	50,187
*	American Funds	New World	187,268
*	American Funds	Growth Fund of America	266,196
*	American Funds	Capital World Growth and Income	72,748
*	American Funds	Fundamental Investors	198,453
*	American Funds	Capital Income Builder	100,892
*	American Funds	Capital World Bond	39,318
*	American Funds	Bond Fund of America	43,308
*	American Funds	US Government Securities	37,287
*	American Funds	US Government Money Market	2,566
*	American Funds	2010 Target Date Retirement Fund	69,642
*	American Funds	2015 Target Date Retirement Fund	5,297
*	American Funds	2020 Target Date Retirement Fund	691,903
*	American Funds	2025 Target Date Retirement Fund	204,015
*	American Funds	2030 Target Date Retirement Fund	123,411
*	American Funds	2035 Target Date Retirement Fund	23,058
*	American Funds	2040 Target Date Retirement Fund	131,034
*	American Funds	2045 Target Date Retirement Fund	103,833
*	American Funds	2050 Target Date Retirement Fund	18,072
*	American Funds	2055 Target Date Retirement Fund	26,335
*	American Funds	2060 Target Date Retirement Fund	11,064
			11,105,492

*	Represents a party-in-interest to the Plan, as defined by ERISA.
(d)	Column (d) “Cost” has been omitted from this schedule, as allowed for participant-directed plans.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

Date: August 27, 2019	By /s/ Dan E. O’Keefe
Dan E. O’Keefe, Trustee Educational Development Corporation Chief Financial Officer and Corporate Secretary